SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              QUALITY DINING, INC.
                       (Name of Subject Company (Issuer))


                               QDI ACQUISITION LLC
                                    NBO, LLC
                               JEROME L. SCHOSTAK
                                DAVID W. SCHOSTAK
                               ROBERT I. SCHOSTAK
                                MARK S. SCHOSTAK
                      (Names of Filing Persons -- Offerors)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  747456P 10 5
                      (CUSIP Number of Class of Securities)


                                DAVID W. SCHOSTAK
                                    NBO, LLC
                      25800 NORTHWESTERN HIGHWAY, SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                            TELEPHONE: (248) 262-1000
                            FACSIMILE: (248) 357-6116
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                            CALCULATION OF FILING FEE

=======================================  =======================================
        Transaction Valuation*                      Amount of Filing Fee*
---------------------------------------  ---------------------------------------
             $55,968,340                                   $11,194
---------------------------------------  ---------------------------------------



NY2:\916753\03\jndd03!.DOC\72816.0003

* Based on the offer to purchase all of the outstanding shares of common stock, without par value, of Quality Dining, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $5.00 cash per Share, 12,285,103 Shares issued and outstanding as of March 20, 2000 (as reported in Quality Dining, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 20, 2000), less 1,200,000 Shares owned by an affiliate of the offeror, and outstanding options with respect to 108,565 Shares as of October 31, 1999 that were then exercisable and that had exercise prices of $10.00 or less per Share (as reported in Quality Dining, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 1999). The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $11,194            Filing Party:   QDI Acquisition LLC
                                                             NBO, LLC
Form or Registration No.: TO                 Date Filed:     May 9, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [X]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         (Continued on following pages)
                              (Page 1 of 7 pages)

                                   SCHEDULE TO

                This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed by QDI Acquisition LLC, a wholly-owned subsidiary of NBO, LLC, a Michigan limited liability company that is a holding company ("Purchaser") in the business of investing in the securities of Quality Dining, Inc. ("Parent") the members of which are Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (together, the "Schostaks"), on May 9, 2000, as amended by Amendment No. 1 filed on June 6, 2000 (the "Schedule TO"), to purchase all of the outstanding shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and the related rights to purchase shares of the Series B Participating Cumulative Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 27, 1997, by and between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent, at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

                All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 1.  Summary Term Sheet

           The paragraph in the Offer to Purchase under the caption "Summary Term Sheet - Who is offering to purchase my shares of common stock of Quality Dining, Inc.?", at page ii of the Offer to Purchase, is amended by adding the following after the end of the second sentence of such section:

           "NBO is controlled by its members who, in addition to Purchaser and Parent, are also Bidders in the Offer."

           The first line in the paragraph in the Offer to Purchase under the caption "Summary Term Sheet - What are the most important conditions of the Offer?", at page ii of the Offer to Purchase, is amended by deleting the words following the "A." up to and including the colon and replacing them in their entirety with the following:

                     "The most important conditions to the Offer, all of which must be satisfied or waived by the Purchaser not later than the expiration of the Offer, are the following:

           The fifth paragraph in the Offer to Purchase under the caption "Summary Term Sheet - What are the most important conditions of the Offer?", at page iii of the Offer to Purchase, is amended by deleting the words "sole discretion" in the first line of such paragraph and replacing them with the words:

           "reasonable discretion"

           The seventh paragraph in the Offer to Purchase under the caption "Summary Term Sheet - What are the most important conditions of the Offer?", at page iii of the Offer to Purchase, is deleted in its entirety.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

           This Statement is being filed by the Acquirors.

           The first two paragraphs of the Offer to Purchase under the caption "Introduction", at page 2 of the Offer to Purchase, are amended to read in their entirety as follows:

                     NBO, LLC, a Michigan limited liability company ("Parent"), QDI Acquisition LLC ("Purchaser"), a Delaware limited liability company and a wholly-owned subsidiary of Parent, and Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (collectively, the "Schostaks") hereby offer to purchase all outstanding shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and the related rights to purchase shares of the Series B

           Participating Cumulative Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 27, 1997 by and between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent (as amended, the "Rights Agreement"), at a price of $5.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

                     The members of the Parent are the Schostaks. The Purchaser, the Parent and the Schostaks are sometimes collectively referred to herein as the "Acquirors". The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the Schostaks are set forth in Schedule I of this Offer to Purchase."

           The text of the title and first paragraph of Schedule I is amended to read in its entirety:

                     "THE MEMBERS OF PURCHASER AND PARENT AND THE SCHOSTAKS

                     Neither Purchaser nor Parent has any Directors or Executive Officers. The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each of the Schostaks, who are the members of Parent. The business address and telephone number of each such person is c/o NBO, LLC, 25800 Northwestern Highway, Suite 750, Southfield, Michigan 48075, (248) 262-1000. Each person listed below is a citizen of the United States."

ITEM 4.  TERMS OF THE TRANSACTION.

           The text of the Offer to Purchase in the second paragraph under the caption "INTRODUCTION - Merger and Plans", at page 2 of the Offer to Purchase, is amended by deleting in its entirety and replacing the penultimate sentence thereof with:

           "Accordingly, the timing and details of the proposed Merger will depend on a variety of factors and legal requirements, actions of the Company Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the Minimum Condition, the Rights Condition, the Supermajority Condition, the Business Combination Condition, the Control Share Condition and the Director Majority Condition (each as defined below), and any other conditions set forth in Section 14 are satisfied or waived."

           The first paragraph of text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer", at page 3 of the Offer to Purchase, is amended to read in its entirety as follows:

                     "The Offer is subject to the fulfillment of certain conditions, all of which must be satisfied or waived by the Purchaser not later than the expiration of the Offer, including the following:".

           The text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer - Rights Condition", at page 3 of the Offer to Purchase, is amended by replacing the words "sole discretion" in the second line of the first paragraph thereof with:

                     "reasonable discretion".

           The text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer - Supermajority Condition", at page 4 of the Offer to Purchase, is amended by replacing the words "sole discretion" in the second line of the first paragraph thereof with:

                     "reasonable discretion".

           The text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer - Business Combination Condition", at page 5 of the Offer to Purchase, is amended by replacing the words "sole discretion" in the third line of the first paragraph thereof with:

                     "reasonable discretion".

           The text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer - Director Majority Condition", at page 5 of the Offer to Purchase, is amended by replacing the words "sole discretion" in the second line of the first paragraph thereof with:

                     "reasonable discretion".

           The three paragraphs of text of the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions to the Offer - QDI Indebtedness Condition", at page 6 of the Offer to Purchase, together with such caption, are deleted in their entirety.

           The penultimate paragraph in the Offer to Purchase under the caption "INTRODUCTION - Certain Conditions To the Tender Offer", at page 6 of the Offer to Purchase, is amended and restated to read in its entirety:

                     "OFFEROR RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION) TO AMEND OR WAIVE THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE BUSINESS COMBINATION CONDITION, THE CONTROL SHARE CONDITION, THE SUPERMAJORITY CONDITION, THE DIRECTOR MAJORITY CONDITION AND ANY OTHER TERMS AND CONDITIONS OF THE OFFER. SEE SECTIONS 1 AND 14."

           The second paragraph of text of the Offer to Purchase under the caption "THE OFFER - Terms of the Offer; Expiration Date", at page 7 of the Offer to Purchase, is amended to read in its entirety:

                     "THE OFFER IS CONDITIONED UPON SATISFACTION, NOT LATER THAN THE EXPIRATION OF THE OFFER, OF THE MINIMUM CONDITION, THE RIGHTS CONDITION, THE SUPERMAJORITY CONDITION, THE BUSINESS COMBINATION CONDITION, THE CONTROL SHARE CONDITION, THE DIRECTOR MAJORITY CONDITION AND ANY OTHER TERMS AND CONDITIONS SET FORTH IN SECTION 14."

           The text of the Offer to Purchase in the third paragraph under the caption "THE OFFER - Purpose of the Offer and the Proposed Merger; Plans for the Company - The Proposed Merger", at page 22 of the Offer to Purchase, is amended by deleting in its entirety and replacing the second sentence thereof with:

           "The Purchaser believes that, if the Minimum Condition, the Rights Condition, the Supermajority Condition, the Business Combination Condition, the Control Share Condition and the Director Majority Condition are satisfied, it should be able to implement the proposed Merger."

           The first sentence of the first paragraph of text of the Offer to Purchase under the caption "THE OFFER - Certain Conditions of the Offer", at page 32 of the Offer to Purchase, is amended to read in its entirety:

                     "Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, unless (1) not later than the expiration of the Offer, the Minimum Condition, the Rights Condition, the Supermajority Condition, the Business Combination Condition, the Control Share Condition and the Director Majority Condition are satisfied, and (2) approvals required by law to be obtained prior to the consummation of the Offer under any antitrust or competition laws shall have been obtained."

           The penultimate paragraph of text of the Offer to Purchase under the caption "THE OFFER - Certain Conditions of the Offer", at page 33 of the Offer to Purchase, is amended to read in its entirety:

                     The foregoing conditions (i) through (iii) are for the sole benefit of the Acquirors and may be asserted by any of the Acquirors regardless of the circumstances giving rise to any such condition and may be waived by Parent, in whole or in part, at any time and from time to time, in the sole discretion of Parent. The failure by any of the Acquirers at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of any such rights with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

           The text of the Offer to Purchase under the caption "THE OFFER - Purpose of the Offer and the Proposed Merger; Plans for the Company - The Proposed Merger", at page 21 of the Offer to Purchase, is amended by inserting the following after the first paragraph thereof:

                     "In the event that the Offer is consummated and the proposed Merger does not occur, or pending consummation of the proposed Merger, shareholders who have not tendered their Shares pursuant to the offer would continue to hold their Shares. Unless certain conditions to the Offer were waived, Shares owned by the Acquirors would provide them with majority voting power and representatives of the Acquirers would constitute a majority of the Quality Dining Board. In addition, as described above, (1) the number of Shares that trade publicly would be reduced, which could adversely affect the liquidity and market value of the remaining, untendered Shares (2) depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the Nasdaq National Market; (3) reduction in the number of shareholders and Shares outstanding could result in the Shares becoming eligible for deregistration under the Exchange Act. Deregistration would make the Shares ineligible for continued inclusion on the Nasdaq National Market, substantially reduce the information required to be furnished by the Company to its shareholders and the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company. See Section 7."

                     SIGNATURE

           After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 7, 2000 that the information set forth in this statement is true, complete and correct.


                                        QDI ACQUISITION LLC

                                        By: /s/ David W. Schostak
                                            ----------------------------------
                                            Name: David W. Schostak
                                            Title: Member


                                        NBO, LLC

                                        By: /s/ David W. Schostak
                                            ----------------------------------
                                            Name: David W. Schostak
                                            Title: Member


                                        /s/ Jerome L. Schostak
                                        --------------------------------------
                                        Jerome L. Schostak


                                        /s/ David W. Schostak
                                        --------------------------------------
                                        David W. Schostak


                                        /s/ Robert L. Schostak
                                        --------------------------------------
                                        Robert I. Schostak


                                        /s/ Mark S. Schostak
                                        --------------------------------------
                                        Mark S. Schostak

                                  EXHIBIT INDEX



EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

*(a)(1)(A)     Offer to Purchase, dated May 9, 2000.

*(a)(1)(B)     Letter of Transmittal.

*(a)(1)(C)     Notice of Guaranteed Delivery.

*(a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

*(a)(1)(E)     Form of letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

*(a)(1)(G)     Press release issued by Parent and Purchaser, dated May 9, 2000, announcing the commencement of the Offer.

*(a)(1)(H)     Summary Advertisement, dated May 9, 2000, appearing in the New
               York Times and the South Bend Tribune.

*(a)(1)(I)     Press Release dated June 5, 2000.

*(b) Commitment Letter, dated Commitment Letter, dated May 5, 2000 from Comerica to NBO, LLC.












-----------------------------
* Previously filed.